Exhibit 99(c)

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

AN ENERGY FUTURE HOLDINGS CORP. ENTERPRISE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

1

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

AMS	advanced metering system
Bondco
Refers to Oncor Electric Delivery Transition Bond Company LLC, a wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that has issued securitization (transition) bonds to recover certain regulatory assets and other costs.

Deed of Trust
Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EFCH	Refers to Energy Future Competitive Holdings Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its subsidiaries, depending on context.
EFH Bankruptcy Proceedings
Refers to voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code filed in US Bankruptcy Court for the District of Delaware on April 29, 2014 (EFH Petition Date) by EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH (EFH Debtors). The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.
EFH Debtors
Refers to EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, and who are parties to the EFH Bankruptcy Proceedings. See EFH Bankruptcy Proceedings above.

EFH OPEB Plan
Refers to an EFH Corp. sponsored plan (in which Oncor participated prior to July 1, 2014) that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company.

EFH Petition Date	April 29, 2014. See EFH Bankruptcy Proceedings above.
EFH Retirement Plan	Refers to a defined benefit pension plan sponsored by EFH Corp., in which Oncor participates.
EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.
GAAP	generally accepted accounting principles
Investment LLC
Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests are owned by certain members of the management team and independent directors of Oncor.

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market
Luminant
Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Oncor
Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings
Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner (approximately 80.03%) of Oncor, and/or its subsidiaries, depending on context.

Oncor OPEB Plan
Refers to a plan sponsored by Oncor (effective July 1, 2014) that offers certain postretirement health care and life insurance benefits to eligible Oncor retirees, certain eligible EFH Corp. retirees, and their eligible dependents.

Oncor Retirement Plan	Refers to the defined benefit pension plan sponsored by Oncor.
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.
OPEB	other postretirement employee benefits
PUCT	Public Utility Commission of Texas
purchase accounting
The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider
Sponsor Group
Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Holdings.

TCEH
Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context. Its major subsidiaries include Luminant and TXU Energy.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.
Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.
Texas margin tax
A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax. Also referred to as “Texas franchise tax” and/or “Texas gross margin tax.”

Texas Transmission
Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy
Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of the Electric Reliability Council of Texas, Inc.

US	United States of America

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Member of
Oncor Electric Delivery Holdings Company LLC
Dallas, Texas

We have audited the accompanying consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and its subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 1 to the consolidated financial statements, the Company has implemented certain ring-fencing measures which management believes mitigate the Company’s potential exposure to the EFH Bankruptcy Proceedings. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 25, 2016

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)

Operating revenues:
Nonaffiliates	$2,923	$2,851	$2,585
Affiliates	955	971	967
Total operating revenues	3,878	3,822	3,552
Operating expenses:
Wholesale transmission service	802	755	588
Operation and maintenance (Note 13)	724	698	681
Depreciation and amortization	863	851	814
Income taxes (Note 1, 4, 13)	260	280	247
Taxes other than amounts related to income taxes	450	438	424
Total operating expenses	3,099	3,022	2,754
Operating income	779	800	798
Other income and deductions:
Other income (Note 14)	6	13	18
Other deductions (Note 14)	28	15	15
Income taxes	4	9	12
Interest income (Note 14)	-	3	4
Interest expense and related charges (Note 14)	333	353	371
Net income	420	439	422
Net income attributable to noncontrolling interests	(86)	(90)	(87)
Net income attributable to Oncor Holdings	$334	$349	$335

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)

Net income	$420	$439	$422
Other comprehensive income (loss):
Cash flow hedges – derivative value net loss recognized in net income (net of tax expense of $1, $1, and $1) (Note 1)	2	2	2
Defined benefit pension plans (net of tax benefit of $4, $33, and $8) (Note 11)	(8)	(61)	(16)
Total other comprehensive income (loss)	(6)	(59)	(14)
Comprehensive income	414	380	408
Comprehensive income attributable to noncontrolling interests	(85)	(78)	(84)
Comprehensive income attributable to Oncor Holdings	$329	$302	$324

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)

Cash flows — operating activities:
Net income	$420	$439	$422
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	908	892	848
Deferred income taxes – net	29	135	174
Other – net	(4)	(3)	(4)
Changes in operating assets and liabilities:
Accounts receivable — trade (including affiliates)	12	8	(129)
Inventories	(8)	(9)	9
Accounts payable — trade (including affiliates)	(20)	15	38
Regulatory accounts related to reconcilable tariffs (Note 5)	11	(44)	(53)
Other — assets	18	(232)	178
Other — liabilities	(31)	52	(147)
Cash provided by operating activities	1,335	1,253	1,336
Cash flows — financing activities:
Issuances of long-term debt (Note 7)	725	250	100
Repayments of long-term debt (Note 7)	(639)	(131)	(125)
Net (decrease) increase in short-term borrowings (Note 6)	129	(34)	10
Distributions to parent (Note 9)	(322)	(202)	(213)
Distributions to noncontrolling interests	(87)	(56)	(62)
Debt discount, premium, financing and reacquisition costs – net	(13)	(5)	1
Other – net	-	(1)	-
Cash used in financing activities	(207)	(179)	(289)
Cash flows — investing activities:
Capital expenditures (Note 13)	(1,154)	(1,107)	(1,079)
Other – net	47	10	15
Cash used in investing activities	(1,107)	(1,097)	(1,064)
Net change in cash and cash equivalents	21	(23)	(17)
Cash and cash equivalents — beginning balance	5	28	45
Cash and cash equivalents — ending balance	$26	$5	$28

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2015	2014
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$26	$5
Restricted cash — Bondco (Note 14)	38	56
Trade accounts receivable from nonaffiliates – net (Note 14)	388	407
Trade accounts and other receivables from affiliates – net (Note 13)	118	118
Income taxes receivable from EFH Corp. (Note 13)	107	144
Materials and supplies inventories — at average cost	82	73
Accumulated deferred income taxes (Note 4)	-	10
Prepayments and other current assets	88	91
Total current assets	847	904
Restricted cash — Bondco (Note 14)	-	16
Investments and other property (Note 14)	97	97
Property, plant and equipment – net (Note 14)	13,024	12,463
Goodwill (Note 1 and 14)	4,064	4,064
Regulatory assets – net — Oncor (Note 5)	1,184	1,321
Regulatory assets – net — Bondco (Note 5)	10	108
Other noncurrent assets	31	34
Total assets	$19,257	$19,007
LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$840	$711
Long-term debt due currently — Oncor (Note 7)	-	500
Long-term debt due currently — Bondco (Note 7)	41	139
Trade accounts payable (Note 13)	150	202
Income taxes payable to EFH Corp. (Note 13)	20	24
Accrued taxes other than income taxes	181	174
Accrued interest	82	93
Other current liabilities	144	156
Total current liabilities	1,458	1,999
Long-term debt, less amounts due currently ― Oncor (Note 7)	5,646	4,924
Long-term debt, less amounts due currently ― Bondco (Note 7)	-	40
Accumulated deferred income taxes (Note 1, 4, 13)	1,985	1,978
Employee benefit obligations and other (Notes 13 and 14)	2,306	2,245
Total liabilities	11,395	11,186
Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account	6,150	6,136
Accumulated other comprehensive loss	(91)	(86)
Oncor Holdings membership interest	6,059	6,050
Noncontrolling interests in subsidiary	1,803	1,771
Total membership interests	7,862	7,821
Total liabilities and membership interests	$19,257	$19,007

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)

Capital account:
Balance at beginning of period	$6,136	$5,989	$5,867
Net income attributable to Oncor Holdings	334	349	335
Distributions to parent	(322)	(202)	(213)
Capital contributions	2	-	-
Balance at end of period	6,150	6,136	5,989
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(86)	(39)	(25)
Net effects of cash flow hedges (net of tax expense of $-, $1 and $1)	1	2	2
Defined benefit pension and OPEB plans (net of tax benefit of $3, $26 and $9)	(6)	(49)	(16)
Balance at end of period	(91)	(86)	(39)
Oncor Holdings membership interests at end of period	$6,059	$6,050	$5,950

Noncontrolling interests in subsidiary (Note 10):
Balance at beginning of period	1,771	1,729	1,645
Net income attributable to noncontrolling interests	86	90	87
Distributions to noncontrolling interests	(87)	(56)	(62)
Change related to future tax distributions from Oncor	34	20	63
Net effects of cash flow hedges (net of tax expense of $-, $- and $-)	-	-	-
Defined benefit pension and OPEB plans (net of tax benefit of $-, $7 and $2)	(1)	(12)	(3)
Other	-	-	(1)
Noncontrolling interests in subsidiary at end of period	1,803	1,771	1,729
Total membership interests at end of period	$7,862	$7,821	$7,679

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. The financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments. See “Glossary” for definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of our direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Revenues from TCEH represented 25%, 25% and 27% of our total operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively. We are a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. EFH Corp. is a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

Our consolidated financial statements include our indirect, bankruptcy-remote financing subsidiary, Bondco, a variable interest entity. This financing subsidiary was organized for the limited purpose of issuing certain transition bonds in 2003 and 2004. Bondco issued transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. The 2003 Series transition bonds matured and were paid in full in 2015. The final 2004 Series transition bonds, with an outstanding balance of $41 million at December 31, 2015, mature in May 2016. Final true-up proceedings for the 2004 Bonds are expected to be conducted by the PUCT during 2016 and are expected to have minimal or zero net income impact.

Various “ring-fencing” measures have been taken to enhance the separateness between the Oncor Ring-Fenced Entities and the Texas Holdings Group and our credit quality. These measures serve to mitigate our and Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that our assets and liabilities or those of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in connection with a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors and Oncor’s board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. We and Oncor do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from the Texas Holdings Group.

EFH Corp. Bankruptcy Proceedings

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the US Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. We believe the “ring-fencing” measures discussed above mitigate our and Oncor’s exposure to the EFH Bankruptcy Proceedings. See Note 2 for a discussion of the potential impacts of the EFH Bankruptcy Proceedings on our financial statements.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with US GAAP. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We consolidate a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary).

Income Taxes

Effective with the November 2008 sale of equity interests in Oncor, Oncor became a partnership for US federal income tax purposes, and subsequently only EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. Our tax sharing agreement with Oncor and EFH Corp. was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify interest and penalties expense related to uncertain tax positions as current income taxes as discussed in Note 4.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, EECRF surcharges, AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Revenue Recognition

Revenue includes an estimate for electricity delivery services provided from the billed meter reading date to the end of the period (unbilled revenue). For electricity delivery services billed on the basis of kWh volumes, unbilled revenue is based on data collected through Oncor’s AMS. For other electricity delivery services, unbilled revenue is based on average daily revenues for the most recent period applied to the number of unmetered days through the end of the period.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually (at December 1) and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The goodwill impairment tests performed in 2015 and 2014 were based on a qualitative assessment in which we considered macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relative factors. The goodwill impairment test performed in 2013 was based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values (quantitative assessment). Based on tests results, no impairments were recognized in 2015, 2014 or 2013.

System of Accounts

Our accounting records have been maintained in accordance with the US Federal Energy Regulatory Commission Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 11 for additional information regarding pension and OPEB plans.

Contingencies

We evaluate and account for contingencies using the best information available. A loss contingency is accrued and disclosed when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated. If a range of probable loss is established, the minimum amount in the range is accrued, unless some other amount within the range appears to be a better estimate. If the probable loss cannot be reasonably estimated, no accrual is recorded, but the loss contingency is disclosed to the effect that the probable loss cannot be reasonably estimated. A loss contingency will be disclosed when it is reasonably possible that an asset has been impaired or a liability incurred. If the likelihood that an impairment or incurrence is remote, the contingency is neither accrued nor disclosed. Gain contingencies are recognized upon realization.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plans trusts (see Note 11) and long-term debt (see Note 7).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•
Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kilowatt-hours delivered and are the principal component of taxes other than income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 14 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. When accrued removal costs exceed incurred removal costs, the difference is reclassified as a regulatory obligation to retire assets in the future.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion, if any, of capitalized AFUDC is accounted for as other income. See Note 14 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

Our financial statements reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 5 for details of regulatory assets and liabilities.

Changes in Accounting Standards
In November 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-17 (ASU 2015-17), Balance Sheet Classification of Deferred Taxes. The update requires entities to present all deferred tax balances as noncurrent in the balance sheet. The Company adopted ASU 2015-17 as of October 1, 2015, and applied its provisions prospectively. The adoption resulted in the reclassification of $10 million of accumulated deferred tax assets as a reduction to accumulated deferred tax noncurrent liabilities within the consolidated balance sheet as of December 31, 2015. Other than this reclassification, the adoption of ASU 2015-07 did not have an impact on our reported results of operations, financial condition or cash flows.
In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-03 (ASU 2015-03), Simplifying the Presentation of Debt Issuance Costs. The update requires that debt issuance costs be presented as a direct reduction to the face value of the related debt liability rather than as an asset, consistent with the presentation of debt discounts. We adopted ASU 2015-03 as of December 31, 2015, and applied its provisions retrospectively. The adoption resulted in the reclassification of $36 million and $34 million of unamortized debt issuance costs from other non-current assets to long-term debt within the consolidated balance sheets as of December 31, 2015 and December 31, 2014, respectively. Other than this reclassification, the adoption of ASU 2015-03 did not have an impact on our reported results of operations, financial condition or cash flows.
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers. ASU 2014-09 introduces new, increased requirements for disclosure of revenue in financial statements and is intended to eliminate inconsistencies in revenue recognition and thereby improve financial reporting comparability across entities, industries and capital markets. ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017 for public entities. Early application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods within that reporting period. We are currently evaluating the potential impact of ASU 2014-09. The adoption of ASU 2014-09 is not expected to have a material effect on our reported results of operations, financial condition or cash flows.

2.    EFH BANKRUPTCY PROCEEDINGS

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the US Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. We believe the “ring-fencing” measures discussed above mitigate our and Oncor’s potential exposure to the EFH Bankruptcy Proceedings. See Note 1 and below for further information regarding the EFH Bankruptcy Proceedings and the proposed change in control of Oncor’s indirect majority owner in connection with such proceedings.

The US Bankruptcy Code automatically enjoined, or stayed, us from judicial or administrative proceedings or filing of other actions against our affiliates or their property to recover, collect or secure our claims arising prior to the EFH Petition Date. Following the EFH Petition Date, EFH Corp. received approval from the bankruptcy court to pay or otherwise honor certain prepetition obligations generally designed to stabilize its operations. Included in the approval were the obligations owed to Oncor representing our prepetition electricity delivery fees. As of the EFH Petition Date, Oncor estimated that their receivables from the Texas Holdings Group totaled approximately $129 million. Since that time, Oncor collected $127 million of the prepetition amount. Oncor estimates any potential pre-tax loss resulting from the EFH Bankruptcy Proceedings to be immaterial. A provision for uncollectible accounts from affiliates has not been established as of December 31, 2015.

Potential Change in Indirect Ownership of Oncor

As part of the EFH Bankruptcy Proceedings, on September 21, 2015, the EFH Debtors filed their fifth amended plan of reorganization (as such may be amended from time to time, Plan of Reorganization) and related amended disclosure statement (the Disclosure Statement). Also on September 21, 2015, the bankruptcy court approved the Disclosure Statement and the EFH Debtors’ related Plan of Reorganization solicitation procedures. The EFH Debtors solicited votes on the Plan of Reorganization and received significant support in favor of confirmation. The EFH Debtors filed their sixth amended Plan of Reorganization on December 6, 2015 to address and resolve several issues raised by parties in interest and the bankruptcy court. The bankruptcy court confirmed the EFH Debtors' sixth amended Plan of Reorganization by order dated December 9, 2015. The EFH Debtors presently are seeking regulatory approvals for the transactions contemplated by the Plan of Reorganization, which approvals are conditions to the Plan of Reorganization effective date. We cannot predict the outcome of these regulatory proceedings and whether the Plan of Reorganization will become effective.

In general, the Plan of Reorganization calls for a merger and investment structure that involves a tax-free deconsolidation of TCEH from EFH Corp., immediately followed by the acquisition of reorganized EFH Corp. financed by existing TCEH creditors and third party investors. In this regard, the Plan of Reorganization provides for a series of transactions that would lead to a significant change in the indirect equity ownership of Oncor. Under the terms of the Plan of Reorganization, on the effective date, acquisition entities (Purchasers) controlled by an investor group (collectively, the Investor Group) consisting of certain unsecured creditors of TCEH and an affiliate of Hunt Consolidated, Inc. (Hunt), as well as certain other investors designated by Hunt to acquire (EFH Acquisition) reorganized EFH Corp. (Reorganized EFH), would acquire pursuant to a merger and purchase agreement direct or indirect equity interests in Reorganized EFH and EFIH that indirectly represent all of the outstanding equity interests in Oncor Holdings and at least 80.03% of the outstanding equity interests in Oncor. As part of the transactions contemplated by the merger and purchase agreement, among other things, the Investor Group intends to raise up to $12.6 billion of equity and debt financing to invest in Reorganized EFH, and a successor to Reorganized EFH will be converted to a real estate investment trust (REIT) under the Internal Revenue Code.

In addition, and in connection with the merger and purchase agreement referred to above, at the request of and with the consent of EFIH, Oncor and Oncor Holdings entered into a letter agreement with the Purchasers. The letter agreement sets forth certain rights and obligations of the Oncor entities and the Purchasers to cooperate in the manner set forth therein with respect to initial steps to be taken in connection with the EFH Acquisition and the other transactions described in the merger and purchase agreement.

The letter agreement is not intended to give the Purchasers, directly or indirectly, the right to control or direct the operations of any Oncor entity prior to the receipt of all approvals required by the PUCT and other governmental entities and the consummation of the EFH Acquisition and related transactions (if and when such transactions are consummated). In addition, Oncor Holdings and Oncor have not endorsed or approved any restructuring involving Oncor Holdings or Oncor or any other transaction proposed by the Purchasers involving Oncor Holdings or Oncor, and the parties acknowledge that further action will be required by Oncor Holdings and Oncor in order for any such restructuring or other transaction to be completed.

In connection with the proposed EFH Acquisition, EFH Corp. has taken the position that, unless the Purchasers have otherwise acquired, or entered into a definitive agreement with Texas Transmission for the acquisition of the equity interest in Oncor held by Texas Transmission at the consummation of the EFH Acquisition, certain of EFH Corp.’s rights contained in the Investor Rights Agreement (Investor Rights Agreement), dated November 2008 among Oncor and certain of its direct and indirect equity holders, including EFH Corp. and Texas Transmission, would require Texas Transmission to sell its equity interest in Oncor to the Purchasers in connection with the EFH Acquisition. In this regard, in October 2015, EFH Corp. filed a complaint against Texas Transmission alleging breach of Texas Transmission’s obligations under the Investor Rights Agreement for failing to agree to sell its equity interest in Oncor in connection with the proposed EFH Acquisition.

The Purchasers have intervened in the pending litigation. The parties are in the process of conducting discovery and engaging in other pretrial matters. We cannot predict the outcome of this pending litigation between EFH Corp. and Texas Transmission relating to the Investor Rights Agreement and the impact of such litigation on the EFH Acquisition and related transactions.

As a general matter, although the Plan of Reorganization has been confirmed by the Bankruptcy Court, we cannot predict the ultimate outcome of the EFH Bankruptcy Proceedings, including whether the transactions contemplated by the Plan of Reorganization will (or when they will) close. In addition, the transactions are subject to customary closing conditions, including receipt of all applicable regulatory approvals. In this regard in September 2015, Oncor and the Purchasers filed a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Plan of Reorganization, and a ruling with respect to such application is expected by late March 2016. Regulatory approvals with respect to those transactions were the subject of an application filed by Oncor and the Purchasers with FERC. FERC issued an order conditionally approving the transactions on December 4, 2015. As indicated above, PUCT approval remains pending, and there can be no assurance if or when the required regulatory approval will be obtained or if the conditions to any such approval will be acceptable to the Purchasers.

In addition, in connection with the EFH Bankruptcy Proceedings, the EFH Debtors and various creditor parties entered into a settlement agreement (the Settlement Agreement) in August 2015 (as amended in September 2015) to compromise and settle, among other things (a) intercompany claims among the EFH Debtors, (b) claims and causes of actions against holders of first lien claims against TCEH and the agents under the TCEH Senior Secured Facilities, (c) claims and causes of action against holders of interests in EFH Corp. and certain related entities and (d) claims and causes of action against each of the EFH Debtors' current and former directors, the Sponsor Group, managers and officers and other related entities. The Settlement Agreement contemplates a release of such claims upon approval of the Settlement Agreement by the Bankruptcy Court, which would remain in effect whether or not the EFH Acquisition is completed or the Plan of Reorganization becomes effective. The Bankruptcy Court approved the Settlement Agreement in December 2015.

The Settlement Agreement settles substantially all inter-debtor claims through the effective date of the Settlement Agreement. These settled claims include potentially contentious inter-debtor claims, including various potential avoidance actions and claims arising under numerous debt agreements, tax sharing agreements, and contested property transfers. The release provisions of the Settlement Agreement took effect immediately upon the entry of the Bankruptcy Court order approving the Settlement Agreement and are not contingent upon either the Plan of Reorganization becoming effective or the closing of the EFH Acquisition. Accordingly, substantially all of the potential affiliate claims, derivative claims and other types of disputes among affiliates (including claims against Oncor) have been resolved by bankruptcy court order. Accordingly, we believe the Settlement Agreement resolves all affiliate claims against Oncor and its assets existing as of the effective date of the Settlement Agreement.

The EFH Bankruptcy Proceedings continue to be a complex litigation matter and the full extent of potential impacts on us and Oncor remain unknown. We will continue to evaluate our affiliate transactions and contingencies throughout the EFH Bankruptcy Proceedings to determine any risks and resulting impacts on our and Oncor’s results of operations, financial statements and cash flows.

See Note 13 for details of Oncor’s related-party transactions with members of the Texas Holdings Group.

3.    REGULATORY MATTERS

Change in Control Review

In connection with the EFH Acquisition contemplated by the Plan of Reorganization filed in the EFH Bankruptcy Proceedings in September 2015, Oncor and the Purchasers in the proposed EFH Acquisition filed a joint report and application for regulatory approvals pursuant to PURA. For additional information regarding the EFH Acquisition and application for regulatory approval, see Note 2 to Financial Statements.

2008 Rate Review

In August 2009, the PUCT issued a final order with respect to Oncor’s June 2008 rate review filing with the PUCT and 204 cities based on a test year ended December 31, 2007 (Docket 35717), and new rates were implemented in September 2009. Oncor and four other parties appealed various portions of the rate review final order to a state district court.  In January 2011, the district court signed its judgment reversing the PUCT with respect to two issues: the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities.  Oncor filed an appeal with the Texas Third Court of Appeals (Austin Court of Appeals) in February 2011 with respect to the issues it appealed to the district court and did not prevail upon, as well as the district court’s decision to reverse the PUCT with respect to discounts for state colleges and universities. In early August 2014, the Austin Court of Appeals reversed the district court and affirmed the PUCT with respect to the PUCT’s disallowance of certain franchise fees and the

PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities. The Austin Court of Appeals also reversed the PUCT and district court’s rejection of a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments and remanded the issue to the PUCT to determine the amount of the consolidated tax savings adjustment. In late August 2014, Oncor filed a motion on rehearing with the Austin Court of Appeals with respect to certain appeal issues on which it was were not successful, including the consolidated tax savings adjustment. In December 2014, the Austin Court of Appeals issued its opinion, clarifying that it was rendering judgment on the rate discount for state colleges and universities issue (affirming that PURA no longer requires imposition of the rate discount) rather than remanding it to the PUCT, and dismissing the motions for rehearing regarding the franchise fee issue and the consolidated tax savings adjustment. Oncor filed a petition for review with the Texas Supreme Court in February 2015. The Texas Supreme Court requested full briefing on the merits, and the briefing period ended on January 25, 2016. On February 19, 2016, the Texas Supreme Court granted the petition for review, with the date and time of oral arguments to be set at a later date. There is no deadline for the court to act. If Oncor’s appeals efforts are unsuccessful and the proposed consolidated tax savings adjustment is implemented, Oncor estimates that on remand, the impact on earnings of the consolidated tax savings adjustment’s value could range from zero, as originally determined by the PUCT in Docket 35717, to an approximate $135 million loss (after tax) including interest. Interest accrues at the PUCT approved rate for over-collections which is 0.18% for 2016. Oncor does not believe that any of the other issues ruled upon by the Austin Court of Appeals would result in a material impact to its results of operations or financial condition.

Oncor is involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

4.    INCOME TAXES

The components of our income tax expense (benefit) are as follows:

	Year Ended December 31,
	2015	2014	2013

Reported in operating expenses:
Current:
US federal	$189	$113	$51
State	32	24	12
Deferred:
US federal	55	146	181
State	(13)	-	6
Amortization of investment tax credits	(3)	(3)	(3)
Total reported in operating expenses	260	280	247
Reported in other income and deductions:
Current:
US federal	16	21	26
State	-	-	-
Deferred federal	(12)	(12)	(14)
Total reported in other income and deductions	4	9	12
Total provision in lieu of income taxes	$264	$289	$259

Reconciliation of income taxes computed at the US federal statutory rate to income taxes:

	Year Ended December 31,
	2015	2014	2013

Income before income taxes	$684	$728	$681
Income taxes at the US federal statutory rate of 35%	$239	$255	$238
Amortization of investment tax credits – net of deferred tax effect	(3)	(3)	(3)
Amortization (under regulatory accounting) of statutory tax rate changes	(1)	(2)	(2)
Amortization of Medicare subsidy regulatory asset	-	14	14
Texas margin tax, net of federal tax benefit	13	16	15
Nondeductible losses (gains) on benefit plan investments	-	(2)	(3)
Other, including audit settlements	16	11	-
Income tax expense	$264	$289	$259
Effective rate	38.6%	39.7%	38.0%

At December 31, 2015 and 2014, net amounts of $2.0 billion in both years were reported in the balance sheets as accumulated deferred income taxes. These amounts include $2.1 billion and $2.0 billion, respectively, related to our investment in the Oncor partnership. Additionally, at December 31, 2015 and 2014, we have net deferred tax assets of $102 million and $78 million, respectively, related to our outside basis differences in the partnership and $3 million in both periods related to our other temporary differences.

Accounting For Uncertainty in Income Taxes

EFH Corp. and its subsidiaries file or have filed income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. The examination application appeals process of EFH Corp. and its subsidiaries' federal income tax returns for the years ending prior to January 1, 2009 are complete, but final settlement of those years is not expected until EFH Corp. finalizes any claims with the IRS for those years in the bankruptcy process. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2006.

In the first quarter of 2014, several uncertain tax positions were remeasured under US GAAP guidance as a result of new information received from the IRS with respect to the audit of tax years 2007 through 2009. As a result, the liability for uncertain tax positions was reduced by $18 million. This reduction consisted of a $16 million increase in accumulated deferred income tax liability and a $2 million ($1 million after tax) reversal of accrued interest, which is reported as a decrease in income taxes. In September 2014, EFH Corp. signed the final agreed Revenue Agent Report and associated documentation (RAR) for the 2007 tax year and filed and received approval of the bankruptcy court in the EFH Bankruptcy Proceedings of its signing of the RAR. With the signing of the RAR in the third quarter of 2014, the remaining $1 million liability for uncertain tax positions with respect to tax year 2007 was released. The reduction consisted of a $1 million reversal of income taxes. Final processing of the agreed RAR continues. The impact related to the conclusion of the 2007 audit is a deferred tax asset of approximately $45 million that is recorded in accumulated deferred income taxes.

In the fourth quarter of 2014, the Department of Justice filed a claim with the bankruptcy court for open tax years through 2013 that was consistent with the settlement EFH Corp. reached with the IRS for tax years 2003 through 2006. As a result of this filing, the 2003 through 2006 open tax years for GAAP purposes were settled and the liability for uncertain tax positions was reduced by $35 million. This reduction consisted of a $33 million increase in accumulated deferred income tax liability and a $2 million reduction in income taxes.

In the second quarter of 2015, EFH Corp. received the final RAR and associated documentation for the 2008 tax year which includes the results of Oncor. In addition, we received the final RAR and associated documentation for tax years 2008 and 2009 in which we filed a partnership tax return. The RARs reflect additional deductions for Oncor resulting in approximately $8 million in tax refunds. Of this amount, $4 million is related to pre-partnership formation and is recorded as a deferred tax asset in accumulated deferred income taxes and $4 million is related to post-partnership formation and was collected during the third quarter of 2015.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in our consolidated balance sheet, during the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013

Balance at January 1, excluding interest and penalties	$2	$54	$144
Additions based on tax positions related to prior years	-	-	-
Reductions based on tax positions related to prior years	-	(16)	(66)
Settlements with taxing authorities	1	(36)	(24)
Balance at December 31, excluding interest and penalties	$3	$2	$54

Of the balances at both December 31, 2015 and 2014, $3 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

Noncurrent liabilities included no accrued interest related to uncertain tax positions at December 31, 2015 and 2014. There were no amounts recorded related to interest and penalties in the year ended December 31, 2015 and benefits of $1 million and $15 million for the years ended December 31, 2014 and 2013, respectively (all amounts after tax). The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

5.    REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	Carrying Amount At
	December 31, 2015	December 31, 2015	December 31, 2014

Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)(e)	< 1 year	$31	$148
Employee retirement costs	4 years	38	55
Employee retirement costs to be reviewed (b)(c)	To be determined	291	246
Employee retirement liability (a)(c)(d)	To be determined	853	865
Self-insurance reserve (primarily storm recovery costs) ― net	4 years	95	127
Self-insurance reserve to be reviewed — net (b)(c)	To be determined	332	242
Securities reacquisition costs (pre-industry restructure)	1 year	14	23
Securities reacquisition costs (post-industry restructure) — net	Lives of related debt	9	7
Recoverable amounts in lieu of deferred income taxes — net	Life of related asset or liability	12	14
Deferred conventional meter and metering facilities depreciation	Largely 5 years	100	123
Deferred AMS costs	To be determined	164	113
Energy efficiency performance bonus (a)	1 year	10	22
Under-recovered wholesale transmission service expense — net (a)		-	26
Other regulatory assets	Various	9	12
Total regulatory assets		1,958	2,023

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	686	531
Investment tax credit and protected excess deferred taxes	Various	14	18
Over-collection of transition bond revenues (a)(e)	1 year	29	32
Over-recovered wholesale transmission service expense — net (a)	1 year	24	-
Energy efficiency programs (a)	Not applicable	11	13
Total regulatory liabilities		764	594
Net regulatory asset		$1,194	$1,429
____________

(a)	Not earning a return in the regulatory rate-setting process.

(b)	Costs incurred since the period covered under the last rate review.

(c)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.

(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

(e)
Bondco net regulatory assets of $10 million at December 31, 2015 consisted of $31 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $21 million (excludes $8 million of over-collections related to Series 2003-1 transition bonds assumed by Oncor for final settlement). Bondco net regulatory assets of $108 million at December 31, 2014 consisted of $140 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $32 million.

In August 2011, the PUCT issued a final order in Oncor’s rate review filed in January 2011. The rate review included a determination of the recoverability of regulatory assets at June 30, 2010, including the recoverability period of those assets deemed allowable by the PUCT.

In accordance with the PUCT’s August 2009 order in Oncor’s rate review, the remaining net book value and the approved amount of removal cost of existing conventional meters that were replaced by advanced meters are being charged to depreciation and amortization expense over an 11-year cost recovery period.

In September 2008, the PUCT approved a settlement for Oncor to recover our estimated future investment for advanced metering deployment. We began billing the AMS surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor accounts for the difference between the surcharge billings for advanced metering facilities and the allowable revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures or cost increases. As indicated in the table above, the regulatory asset at December 31, 2015 and 2014 totaled $164 million and $113 million, respectively.

As a result of purchase accounting, in 2007 the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount is being accreted to other income over the recovery period that was remaining at October 10, 2007 (approximately nine years) which ends in 2016.

See Note 13 for information regarding nuclear decommissioning cost recovery.

6.    BORROWINGS UNDER CREDIT FACILITIES

At December 31, 2015, Oncor had a secured revolving credit facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. In October 2015, we exercised one of the two one-year extensions available to us and extended the term of the revolving credit facility to October 2017. Also in October 2015, we exercised our option to permanently reduce the loan commitment available under the revolving credit facility from $2.4 billion to $2.0 billion. The terms of the revolving credit facility allow Oncor to request an increase in its borrowing capacity of $100 million in the aggregate and/or a one-year extension, provided certain conditions are met, including lender approval.

Borrowings under the revolving credit facility are classified as short-term on the balance sheet and are secured equally and ratably with all of Oncor’s other secured indebtedness by a first priority lien on property acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust.

At December 31, 2015, Oncor had outstanding borrowings under the revolving credit facility totaling $840 million with an interest rate of 1.48% and outstanding letters of credit totaling $7 million. At December 31, 2014, Oncor had outstanding borrowings under the revolving credit facility totaling $711 million with an interest rate of 1.29% and outstanding letters of credit totaling $7 million.

Borrowings under the revolving credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) LIBOR plus a spread ranging from 1.00% to 1.75% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.75% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt. At December 31, 2015, all outstanding borrowings bore interest at LIBOR plus 1.125%. Amounts borrowed under the revolving credit facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.100% to 0.275% (such spread depending on certain credit ratings assigned to Oncor’s senior secured debt) of the daily unused commitments under the revolving credit facility. Letter of credit fees on the stated amount of letters of credit issued under the revolving credit facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2015, letters of credit bore interest at 1.325%, and a commitment fee (at a rate of 0.125% per annum) was payable on the unfunded commitments under the revolving credit facility, each based on Oncor’s current credit ratings.

Under the terms of the revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to us, our available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Subject to the limitations described below, borrowing capacity available under the revolving credit facility at December 31, 2015 and 2014 was $1.153 billion and $1.682 billion, respectively. Generally, Oncor’s indentures and revolving credit facility limit the incurrence of other secured indebtedness except for indebtedness secured equally and ratably with the indentures and revolving credit facility and certain permitted exceptions. As described further in Note 6, the Deed of Trust permits Oncor to secure indebtedness (including borrowings under its revolving credit facility) with the lien of the Deed of Trust. At December 31, 2015, the available borrowing capacity of the revolving credit facility could be fully drawn.

The revolving credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things: incurring additional liens; entering into mergers and consolidations; and sales of substantial assets. In addition, the revolving credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the revolving credit facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with US GAAP). The debt calculation excludes transition bonds issued by Bondco, but includes the unamortized fair value discount related to Bondco. Capitalization is calculated as membership interests determined in accordance with US GAAP plus indebtedness described above. At December 31, 2015, Oncor was in compliance with this covenant and with all other covenants.

7.    LONG-TERM DEBT

At December 31, 2015 and 2014, our long-term debt consisted of the following:

	December 31,
	2015	2014

Oncor (a):
6.375% Fixed Senior Notes due January 15, 2015	$-	$500
5.000% Fixed Senior Notes due September 30, 2017	324	324
6.800% Fixed Senior Notes due September 1, 2018	550	550
2.150% Fixed Senior Notes due June 1, 2019	250	250
5.750% Fixed Senior Notes due September 30, 2020	126	126
4.100% Fixed Senior Notes due June 1, 2022	400	400
7.000% Fixed Debentures due September 1, 2022	800	800
2.950% Fixed Senior Notes due April 1, 2025	350	-
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
5.250% Fixed Senior Notes due September 30, 2040	475	475
4.550% Fixed Senior Notes due December 1, 2041	400	400
5.300% Fixed Senior Notes due June 1, 2042	500	500
3.750% Fixed Senior Notes due April 1, 2045	375	-
Unamortized discount and debt issuance costs	(54)	(51)
Less amount due currently	-	(500)
Long-term debt, less amounts due currently — Oncor	5,646	4,924

Bondco (b):
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	-	54
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	41	126
Debt issuance costs	-	(1)
Total	41	179
Less amount due currently	(41)	(139)
Long-term debt, less amounts due currently — Bondco	-	40
Total long-term debt, less amounts due currently	$5,646	$4,964
__________
(a) Secured by first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information.
(b) The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c) According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money.

Debt-Related Activity in 2015

Debt Repayments

Repayments of long-term debt in 2015 totaled $639 million consisting of $500 million aggregate principal amount of 6.375% senior secured notes paid at the scheduled maturity date of January 15, 2015 and $139 million of transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In March 2015, Oncor issued $350 million aggregate principal amount of 2.950% senior secured notes maturing in April 2025 (2025 Notes) and $375 million aggregate principal amount of 3.750% senior secured notes maturing in April 2045 (2045 Notes, and together with the 2025 Notes, the Notes). Oncor used the proceeds (net of the initial purchasers’ discount, fees and expenses) of approximately $714 million from the sale of the Notes to repay borrowings under our revolving credit facility and for other general corporate purposes. The Notes are secured by a first priority lien, and are secured equally and ratably with all of our other secured indebtedness.

Interest on the Notes is payable in cash semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. Prior to January 1, 2025, in the case of the 2025 Notes, and October 1, 2044, in the case of the 2045 Notes, we may at our option at any time redeem all or part of the Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a make-whole premium. On and after January 1, 2025, in the case of the 2025 Notes, and October 1, 2044, in the case of the 2045 Notes, Oncor may redeem the Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such Notes, plus accrued and unpaid interest. The Notes also contain customary events of default, including failure to pay principal or interest on the Notes when due.

The Notes were issued in a private placement. In October 2015 Oncor completed an offering with the holders of the Notes to exchange their respective Notes for notes that have terms identical in all material respects to the Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in September 2015.

Debt-Related Activity in 2014

Debt Repayments

Repayments of long-term debt in 2014 totaled $131 million and represent transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In May 2014, Oncor issued $250 million aggregate principal amount of 2.150% senior secured notes maturing in June 2019 (2019 Notes). Oncor used the proceeds (net of the initial purchasers’ discount, fees and expenses) of approximately $248 million from the sale of the 2019 Notes to repay borrowings under its revolving credit facility and for other general corporate purposes. The 2019 Notes are secured by a first priority lien, and are secured equally and ratably with all of Oncor’s other secured indebtedness.

Interest on the 2019 Notes is payable in cash semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2014. Oncor may at its option redeem the 2019 Notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, until May 1, 2019, a make-whole premium. The 2019 Notes also contain customary events of default, including failure to pay principal or interest on the 2019 Notes when due.

The 2019 Notes were issued in a private placement. In December 2014 Oncor completed an offering with the holders of the 2019 Notes to exchange their respective 2019 Notes for notes that have terms identical in all material respects to the Notes (2019 Exchange Notes), except that the 2019 Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The 2019 Exchange Notes were registered on a Form S-4, which was declared effective in November 2014.

Deed of Trust

Oncor’s secured indebtedness, including the revolving credit facility described in Note 6, is secured equally and ratably by a first priority lien on property Oncor acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness (including borrowings under our revolving credit facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2015, the amount of available bond credits was approximately $2.577 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $1.261 billion.

Maturities

Long-term debt maturities at December 31, 2015, are as follows:

Year	Amount

2016	$41
2017	324
2018	550
2019	250
2020	126
Thereafter	4,450
Unamortized discount and debt issuance costs	(54)
Total	$5,687

Fair Value of Long-Term Debt

At December 31, 2015 and 2014, the estimated fair value of our long-term debt (including current maturities) totaled $6.287 billion and $6.844 billion, respectively, and the carrying amount totaled $5.687 billion and $5.603 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

8.    COMMITMENTS AND CONTINGENCIES

EFH Bankruptcy Proceedings

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries that are members of the Texas Holdings Group, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the US Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. See Notes 2 and 13 for a discussion of the potential impacts on us as a result of the EFH Bankruptcy Proceedings and our related-party transactions involving members of the Texas Holdings Group, respectively.

Leases

At December 31, 2015, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount

2016	$9
2017	1
2018	1
2019	1
2020	-
Thereafter	-
Total future minimum lease payments	$12

Rent charged to operation and maintenance expense totaled $8 million, $9 million and $10 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2016 requirement is $61 million.

Legal/Regulatory Proceedings

We are involved in other various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows. See Note 3 for additional information regarding contingencies.

Labor Contracts

At December 31, 2015, approximately 19% of Oncor’s full time employees were represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2017.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

9.     MEMBERSHIP INTERESTS

On February 24, 2016, our board of directors declared a cash distribution of $40 million, which was paid to EFIH on February 25, 2016.

During 2015, our board of directors declared, and we paid the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount
December 9, 2015	December 11, 2015	$11
October 27, 2015	November 9, 2015	$105
July 29, 2015	August 10, 2015	$86
April 29, 2015	May 15, 2015	$46
February 25, 2015	February 26, 2015	$74

During 2014, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount
October 21, 2014	October 22, 2014	$74
July 30, 2014	July 31, 2014	$51
April 30, 2014	May 1, 2014	$40
February 19, 2014	February 20, 2014	$37

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor’s distributions are limited by its required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2015, $30 million was available for distribution to Oncor’s members as Oncor’s regulatory capitalization ratio was 59.8% debt and 40.2% equity, of which approximately 80% relates to our ownership interest. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization).

Accumulated Other Comprehensive Income (Loss)

The following tables present the changes to accumulated other comprehensive income (loss) for the years ended December 31, 2015 and 2014:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2014	$(19)	$(67)	$(86)
Defined benefit pension plans (net of tax)	-	(6)	(6)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	1	-	1
Balance at December 31, 2015	$(18)	$(73)	$(91)

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2013	$(21)	$(18)	$(39)
Defined benefit pension plans (net of tax)	-	(49)	(49)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	-	2
Balance at December 31, 2014	$(19)	$(67)	$(86)

10.    NONCONTROLLING INTERESTS

At December 31, 2015, Oncor’s ownership was as follows: 80.03% held by us, 19.75% held by Texas Transmission and 0.22% held indirectly by certain members of Oncor’s management team and board of directors.

11.    PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of other EFH Corp. active and retired employees prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, Oncor entered into an agreement with EFH Corp. whereby we assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2015 and 2014, Oncor had recorded regulatory assets totaling $1.182 billion and $1.166 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Oncor has also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to our regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plans

Oncor participates in and has liabilities under the Oncor Retirement Plan and the EFH Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is each plan sponsors’ policy to fund the plans on a current basis to the extent required under existing federal tax and ERISA regulations.

Oncor also has supplemental pension plans for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan, the information for which is included below.

OPEB Plan

Until July 1, 2014, Oncor participated with EFH Corp. and other subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees (EFH OPEB Plan). As discussed below, Oncor ceased participation in the EFH OPEB Plan and established its own OPEB plan for Oncor’s eligible retirees, certain eligible retirees of EFH Corp. for whom we have OPEB liability with respect to their regulated service, and their eligible dependents (Oncor OPEB Plan). For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

In April 2014, Oncor entered into an agreement with EFH Corp. in which it agreed to transfer to the Oncor OPEB Plan effective July 1, 2014, the assets and liabilities related to its eligible current and future retirees as well as certain eligible retirees of EFH Corp. whose employment included service with both Oncor (or a predecessor regulated electric business) and a non-regulated business of EFH Corp. Pursuant to the agreement, EFH Corp. will retain its portion of the liability for retiree benefits related to those retirees. Since the Oncor OPEB Plan offers identical coverages as the EFH OPEB Plan and Oncor and EFH Corp. retain the same responsibility for participants as before, there was no financial impact as a result of the transfer other than from a remeasurement of the Oncor OPEB Plan’s asset values and obligations. As Oncor is not responsible for EFH Corp.’s portion of the Oncor OPEB Plan’s unfunded liability totaling $90 million as of December 31, 2015, that amount is not reported on our balance sheet.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor’s portion of the various plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above. Oncor’s net costs related to pension and OPEB plans for the years ended December 31, 2015, 2014 and 2013 were comprised of the following:

	Year Ended December 31,
	2015	2014	2013

Pension costs	$104	$58	$95
OPEB costs	53	48	37
Total benefit costs	157	106	132
Less amounts deferred principally as property or a regulatory asset	(113)	(69)	(95)
Net amounts recognized as expense	$44	$37	$37

Oncor and EFH Corp. use the calculated value method to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. Oncor and EFH Corp. include the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Oncor and EFH Corp. use the fair value method to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2015, 2014 and 2013 measurement dates:

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013

Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate (a)	3.96%	4.74%	4.10%	4.23%	4.98%	4.10%
Expected return on plan assets	5.26%	6.47%	6.14%	6.65%	7.05%	6.70%
Rate of compensation increase	3.29%	3.94%	3.94%	-	-	-

Components of Net Pension and OPEB Costs:
Service cost	$25	$23	$26	$7	$6	$6
Interest cost	131	132	122	43	44	36
Expected return on assets	(115)	(136)	(123)	(10)	(12)	(11)
Amortization of prior service cost (credit)	-	-	-	(20)	(20)	(20)
Amortization of net loss	63	39	69	33	30	26
Settlement charges	-	-	1	-	-	-
Net periodic pension and OPEB costs	$104	$58	$95	$53	$48	$37

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	$37	$388	$(139)	$39	$128	$-
Amortization of net loss	(63)	(39)	(69)	(33)	(30)	(26)
Amortization of prior service (cost) credit	-	-	-	20	20	20
Settlement charges	-	-	(1)	-	-	-
Total recognized as regulatory assets or other comprehensive income	(26)	349	(209)	26	118	(6)
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$78	$407	$(114)	$79	$166	$31
__________
(a) As a result of the transfer of OPEB plan assets and liabilities from the EFH OPEB Plan to the Oncor OPEB Plan discussed above, the discount rate reflected in OPEB costs for January through June 2014 was 4.98% and for July through December 2014 was 4.39%.

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013

Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	4.30%	3.96%	4.74%	4.60%	4.23%	4.98%
Rate of compensation increase	3.29%	3.29%	3.94%	—	—	—

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014

Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,379	$2,857	$1,054	$924
Service cost	25	23	7	6
Interest cost	131	132	43	44
Participant contributions	-	-	15	15
Actuarial (gain) loss	(181)	515	25	128
Benefits paid	(153)	(148)	(56)	(63)
Projected benefit obligation at end of year	$3,201	$3,379	$1,088	$1,054
Accumulated benefit obligation at end of year	$3,100	$3,260	$-	$-

Change in Plan Assets:
Fair value of assets at beginning of year	$2,454	$2,271	$161	$179
Actual return (loss) on assets	(103)	263	(4)	12
Employer contributions	54	68	25	18
Participant contributions	-	-	15	15
Benefits paid	(153)	(148)	(56)	(63)
Fair value of assets at end of year	$2,252	$2,454	$141	$161

Funded Status:
Projected benefit obligation at end of year	$(3,201)	$(3,379)	$(1,088)	$(1,054)
Fair value of assets at end of year	2,252	2,454	141	161
Funded status at end of year	$(949)	$(925)	$(947)	$(893)

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014

Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(4)	$(4)	$-	$-
Other noncurrent liabilities	(945)	(921)	(947)	(893)
Net liability recognized	$(949)	$(925)	$(947)	$(893)
Regulatory assets:
Net loss	$583	$619	$320	$316
Prior service cost (credit)	-	-	(50)	(70)
Net regulatory asset recognized	$583	$619	$270	$246
Accumulated other comprehensive net loss	$136	$126	$4	$2

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2015	2014

Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	6.00%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2024	2022

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	5.80%	6.50%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2024	2021
	1-Percentage Point Increase	1-Percentage Point Decrease

Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$152	$(125)
Effect on postretirement benefits cost	8	(7)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2015	2014

Pension Plan with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$3,035	$3,379
Accumulated benefit obligations	2,944	3,260
Plan assets	2,085	2,454

Pension and OPEB Plans Investment Strategy and Asset Allocations

Oncor’s investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan's investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio of equity, fixed income securities, credit strategies and real estate. The second pool represents about 32% of total investments at December 31, 2015.

The target asset allocation ranges of the pension plans investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Nonrecoverable

US equities	17% - 21%	6% - 10%
International equities	14% - 18%	5% - 9%
Fixed income	48% - 60%	76% - 84%
Real estate	4% - 5%	-
Credit strategies	6% - 8%	4% - 6%

The investment objective for the OPEB plan primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2015 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans Assets

At December 31, 2015 and 2014, pension plans assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2015				At December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$-	$133	$-	$133	$-	$120	$-	$120
Equity securities:
US	201	93	-	294	233	85	-	318
International	255	13	-	268	281	12	-	293
Fixed income securities:
Corporate bonds (a)	-	1,137	-	1,137	-	1,384	-	1,384
US Treasuries	-	189	-	189	-	143	-	143
Other (b)	-	145	-	145	-	157	-	157
Real estate	-	81	5	86	-	31	8	39
Total assets	$456	$1,791	$5	$2,252	$514	$1,932	$8	$2,454
__________
(a)    Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)    Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.

There was no significant change in the fair value of Level 3 assets in the periods presented.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2015 and 2014, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2015				At December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$4	$2	$-	$6	$2	$3	$-	$5
Equity securities:
US	39	4	-	43	54	4	-	58
International	25	-	-	25	31	-	-	31
Fixed income securities:
Corporate bonds (a)	-	30	-	30	-	31	-	31
US Treasuries	-	1	-	1	-	1	-	1
Other (b)	35	1	-	36	34	1	-	35
Total assets	$103	$38	$-	$141	$121	$40	$-	$161
__________
(a) Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b) Other consists primarily of diversified bond mutual funds.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plan
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return

International equity securities	7.45%	401(h) accounts	6.93%
US equity securities	6.64%	Life insurance VEBA	6.16%
Real estate	5.70%	Union VEBA	6.16%
Credit strategies	5.70%	Non-union VEBA	2.50%
Fixed income securities	4.80%	Weighted average	6.30%
Weighted average (a)	5.83%
_____________

(a)	The 2016 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 4.97%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. Oncor and EFH Corp. seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor and EFH Corp. recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2015, Oncor selected the assumed discount rate using the Aon Hewitt AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2015 consisted of 1,150 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For the Oncor OPEB Plan and the EFH Retirement Plan at December 31, 2015, Oncor and EFH Corp., respectively, selected the assumed discount rate using the Aon Hewitt AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2015 consisted of 434 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Amortization in 2016

In 2016, amortization of the net actuarial loss and prior service credit for the defined benefit pension plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $41 million and a less than $1 million credit, respectively. Amortization of the net actuarial loss and prior service credit for the OPEB plan from regulatory assets into net periodic benefit cost is expected to be $35 million and a $20 million credit, respectively.

Pension and OPEB Plans Cash Contributions

Oncor’s contributions to the benefit plans were as follows:

	Year Ended December 31,
	2015	2014	2013

Pension plans contributions	$54	$68	$9
OPEB plan contributions	25	18	11
Total contributions	$79	$86	$20

Oncor’s funding for the pension plans and the Oncor OPEB Plan is expected to total $4 million and $30 million, respectively, in 2016 and approximately $441 million and $152 million, respectively, in the 2016 to 2020 period.

Future Benefit Payments

Estimated future benefit payments to beneficiaries are as follows:

	2016	2017	2018	2019	2020	2021-25

Pension plans	$167	$171	$177	$182	$188	$1,006
OPEB plan	$49	$52	$54	$57	$60	$334

Thrift Plan

Oncor employees are eligible to participate in a qualified savings plan, a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the plan, employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan's investment options.

Until January 1, 2015, the thrift plan in which Oncor’s eligible employees were able to participate was sponsored by EFH Corp. (EFH Thrift Plan). Oncor’s contributions to the EFH Thrift Plan totaled $13 million for both years ended December 31, 2014 and 2013. Effective January 1, 2015, the accounts of Oncor participants were transferred from the EFH Thrift Plan to an Oncor-sponsored spin-off of the EFH Thrift Plan (Oncor Thrift Plan). Our contributions to the Oncor Thrift Plan totaled $14 million for the year ended December 31, 2015. Oncor’s matching contributions are the same under the Oncor Thrift Plan as they were under the EFH Thift Plan at the time of the transfer. Since the Oncor Thrift Plan offers identical benefits to our employees, transfer to the Oncor Thrift Plan is not expected to have an impact on our results of operations, financial condition or cash flows.

12.    STOCK-BASED COMPENSATION

Oncor currently does not offer stock-based compensation to its employees or directors. In 2008, Oncor established the SARs Plan under which certain of its executive officers and key employees were granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. In February 2009, Oncor established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of its board of directors and other persons having a relationship with Oncor were granted SARs payable in cash, or in some circumstances, Oncor membership interests.

In November 2012, Oncor accepted the early exercise of all outstanding SARs (both vested and unvested) issued to date pursuant to both SARs Plans. As part of the 2012 early exercise of SARs Oncor began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that were paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the occurrence of an event triggering SAR exercisability pursuant to Section 5(c)(ii) of the SARs Plan. As a result, at December 31, 2015 Oncor have recorded a liability of approximately $10 million relating to SARS dividend accruals. For accounting purposes, the liability is discounted based on an employee’s or director’s expected retirement date. Oncor recognized approximately $1 million, $1 million and $2 million in accretion and interest with respect to such dividends in 2015, 2014 and 2013, respectively.

13.    RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters. See Note 2 for additional information regarding related-party contingencies resulting from the EFH Bankruptcy Proceedings.

•
Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $955 million, $971 million and $967 million for the years ended December 31, 2015, 2014 and 2013, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs.

Trade accounts and other receivables from affiliates – net reported on our balance sheet, primarily consisting of trade receivables from TCEH related to these electricity delivery fees, are as follows:

	At December 31,
	2015	2014

Trade accounts and other receivables from affiliates	$120	$123
Trade accounts and other payables to affiliates	(2)	(5)
Trade accounts and other receivables from affiliates – net	$118	$118

•
In September 2014, EFH Corp. signed the final agreed Revenue Agent Report and associated documentation (RAR) for the 2007 tax year and filed a motion seeking approval of the bankruptcy court in the EFH Bankruptcy Proceedings of its signing of the RAR. The cash income tax impact related to the conclusion of the 2007 audit is a refund from our members of approximately $45 million that is recorded in liability in lieu of deferred income taxes. In the fourth quarter of 2014, the Department of Justice filed a claim with the bankruptcy court for open tax years through 2013 that was consistent with the settlement EFH Corp. reached with the IRS for tax years 2003 through 2006. The cash income tax impact related to the conclusion of the 2003 through 2006 audit is expected to be a refund of approximately $11 million and is recorded in liability in lieu of deferred income taxes. In the second quarter of 2015, EFH Corp. received the final RAR and associated documentation for the 2008 tax year which includes the results of Oncor. In addition, Oncor received the final RAR and associated documentation for tax years 2008 and 2009 in which we filed a partnership tax return. The RARs reflect additional deductions for Oncor resulting in approximately $8 million in tax refunds from our members. Of the expected refunds, $4 million is related to pre-partnership formation and is recorded in liability in lieu of deferred income taxes and $4 million is related to post-partnership formation and was collected during the third quarter of 2015.

•
EFH Corp. subsidiaries charge Oncor for certain administrative services at cost. Oncor’s payments to EFH Corp. subsidiaries for administrative services, which are primarily reported in operation and maintenance expenses, totaled $17 million, $32 million and $30 million for the years ended December 31, 2015, 2014 and 2013, respectively. Oncor and EFH Corp. also charge each other for shared facilities at cost. Oncor’s payments to EFH Corp. for shared facilities totaled $4 million for each of the years ended December 31, 2015, 2014 and 2013. Payments Oncor received from EFH Corp. subsidiaries related to shared facilities totaled $2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

•
Through June 30, 2014, Oncor participated in the Energy Future Holdings Health and Welfare Benefit Program which provided employee benefits to Oncor’s workforce. In October 2013, Oncor notified EFH Corp. of its intention to withdraw from the benefit program effective June 30, 2014 and entered into an agreement with EFH Corp. pursuant to which Oncor paid EFH Corp. $1 million in June 2014 to reimburse EFH Corp. for its increased costs under the program as a result of Oncor’s withdrawal from the program and the additional administrative work required to effectuate Oncor’s withdrawal from the benefit program and transition to the new benefit program. In April 2014, Oncor entered into a welfare benefit administration agreement with EFH Corp., pursuant to which EFH Corp. continued to provide Oncor with welfare benefit administration services under Oncor’s new benefit plans from July 1, 2014 until December 31, 2014. These amounts are included in the administrative services payments to EFH Corp. subsidiaries reported above.

•
We are a member of EFH Corp.’s consolidated tax group, though Oncor is not, and EFH Corp.’s consolidated federal income tax return includes our results. Under the terms of a tax sharing agreement, we are obligated to make payments to EFH Corp. in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission and Investment LLC, pro rata in accordance with their respective membership interests in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. EFH Corp. also includes Oncor’s results in its consolidated Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to EFH Corp. Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. Our results are also included in the consolidated Texas state margin tax return filed by EFH Corp. See discussion in Note 1 to Financial Statements under “Income Taxes.”

Amounts payable to (receivable from) EFH Corp. related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,	At December 31,
	2015	2014

Federal income taxes payable (receivable)	$(107)	$(144)
Texas margin taxes payable	20	24
Total payable (receivable)	$(87)	$(120)

Cash payments made to (received from) EFH Corp. related to income taxes consisted of the following:

	Year Ended December 31,
	2015	2014

Federal income taxes	$134	$239
Texas margin taxes	24	22
Total payments (receipts)	$158	$261

•
Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect transition bond-related charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at December 31, 2015 and December 31, 2014, TCEH had posted letters of credit in the amount of $6 million and $9 million, respectively for Oncor’s benefit.

•
Under Texas regulatory provisions, the trust fund for decommissioning TCEH’s Comanche Peak nuclear generation facility is funded by a delivery fee surcharge Oncor collects from REPs and remits monthly to TCEH.  Delivery fee surcharges totaled $17 million for the years ended December 31, 2015 and 2014 and $16 million for the year ended December 31, 2013.  Oncor’s sole obligation with regard to nuclear decommissioning is as the collection agent of funds charged to ratepayers for nuclear decommissioning activities.  If, at the time of decommissioning, actual decommissioning costs exceed available trust funds, Oncor would not be obligated to pay any shortfalls but would be required to collect any rates approved by the PUCT to recover any additional decommissioning costs. Further, if there were to be a surplus when decommissioning is complete, such surplus would be returned to ratepayers under terms prescribed by the PUCT.

•
Related parties of the Sponsor Group have (1) sold, acquired or participated in the offerings of Oncor’s debt or debt securities in open market transactions or through loan syndications, and (2) performed various financial advisory, dealer, commercial banking and investment banking services for us and certain of our affiliates for which they have received or will receive customary fees and expenses, and may from time to time in the future participate in any of the items in (1) and (2) above. Also, as of March 31, 2015, 16.6% of the equity in an existing vendor of the company was acquired by a member of the Sponsor Group. During 2015, 2014 and 2013, this vendor performed transmission and distribution system construction and maintenance services for us. A significant amount of cash payments were made for such services to this vendor totaling $128 million dollars for the period April through December 2015. At December 31, 2015 we had outstanding trade payables to this vendor of $3 million.

See Notes 8 and 9 for information regarding distributions to EFIH and noncontrolling interests and Oncor’s participation in EFH Corp. pension and OPEB plans, respectively.

14.    SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Oncor is the primary beneficiary and consolidates a wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from Oncor that is pledged as collateral to secure the bonds. Oncor acts as the servicer for this entity to collect transition charges authorized by the PUCT. These funds are remitted to the trustee and used for interest and principal payments on the transition bonds and related costs.

The material assets and liabilities of Bondco are presented separately on the face of our Consolidated Balance Sheet because the assets are restricted and can only be used to settle the obligations of Bondco, and Bondco’s creditors do not have recourse to our general credit or assets.

Oncor’s maximum exposure does not exceed its equity investment in Bondco, which was $14 million and $16 million at December 31, 2015 and 2014, respectively. Oncor did not provide any financial support to Bondco during the years ended December 31, 2015, 2014 and 2013.

Major Customers

Revenues from TCEH represented 25%, 25% and 27% of our total operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Revenues from REP subsidiaries of a nonaffiliated entity, collectively represented 17%, 16% and 15% of total operating revenues for each of the years ended December 31, 2015, 2014 and 2013, respectively. No other customer represented 10% or more of our total operating revenues.

Other Income and Deductions

	Year Ended December 31,
	2015	2014	2013

Other income:
Accretion of fair value adjustment (discount) to regulatory assets due to purchase accounting	$5	$12	$17
Net gain on sale of other properties and investments	1	1	1
Total other income	$6	$13	$18
Other deductions:
Professional fees	$19	$14	$10
Non-recoverable pension (Note 10) and other	9	1	5
Total other deductions	$28	$15	$15

Interest Expense and Related Charges

	Year Ended December 31,
	2015	2014	2013

Interest expense	$335	$355	$360
Amortization of debt issuance costs and discounts	3	3	21
Allowance for funds used during construction – capitalized interest portion	(5)	(5)	(10)
Total interest expense and related charges	$333	$353	$371

Restricted Cash

Restricted cash amounts reported on our balance sheet consisted of the following:

	At December 31, 2015		At December 31, 2014
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets

Customer collections related to transition bonds used only to service debt and pay expenses	$22	$—	$56	$—
Reserve for fees associated with transition bonds	10	—	—	10
Reserve for shortfalls of transition bond charges	6	—	—	6
Total restricted cash	$38	$—	$56	$16

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2015	2014

Gross trade accounts and other receivables - net	$509	$528
Trade accounts and other receivables from TCEH - net	(118)	(118)
Allowance for uncollectible accounts	(3)	(3)
Trade accounts receivable from nonaffiliates – net	$388	$407

At December 31, 2015 and 2014, REP subsidiaries of a nonaffiliated entity, collectively represented approximately 13% and 12%, respectively, of the nonaffiliated trade accounts receivable amount.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Due to commitments made to the PUCT in 2007, Oncor is not allowed to recover bad debt expense, or certain other costs and expenses, from ratepayers in the event of a default or bankruptcy by an affiliate REP.

Investments and Other Property

Investments and other property reported on our balance sheet consisted of the following:

	At December 31,
	2015	2014

Assets related to employee benefit plans, including employee savings programs	$94	$94
Land	3	3
Total investments and other property	$97	$97

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2015 and 2014, the face amount of these policies totaled $155 million and $167 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $76 million and $76 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2015	2015	2014

Assets in service:
Distribution	4.1% / 24.7 years	$10,861	$10,423
Transmission	2.8% / 35.5 years	7,209	6,861
Other assets	9.0% / 11.1 years	1,002	954
Total		19,072	18,238
Less accumulated depreciation		6,479	6,125
Net of accumulated depreciation		12,593	12,113
Construction work in progress		416	335
Held for future use		15	15
Property, plant and equipment – net		$13,024	$12,463

Depreciation expense as a percent of average depreciable property approximated 3.6%, 3.6% and 3.7% for the years ended December 31, 2015, 2014 and 2013, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet consisted of the following:

	At December 31, 2015			At December 31, 2014
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization included in property, plant and equipment:
Land easements	$467	$91	$376	$463	$86	$377
Capitalized software	435	269	166	433	242	191
Total	$902	$360	$542	$896	$328	$568

Aggregate amortization expense for intangible assets totaled $64 million, $58 million and $53 million for the years ended December 31, 2015, 2014 and 2013, respectively. At December 31, 2015, the weighted average remaining useful lives of capitalized land easements and software were 84 years and 3 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense

2016	$60
2017	51
2018	46
2019	43
2020	42

At both December 31, 2015 and December 31, 2014, goodwill totaling $4.1 billion was reported on our balance sheet. None of this goodwill is being deducted for tax purposes.

Employee Benefit Obligations and Other

Employee Benefit Obligations and Other reported on our balance sheet consisted of the following:

	At December 31,
	2015	2014

Retirement plans and other employee benefits	$1,985	$1,894
Liabilities related to subsidiary tax sharing agreement	243	256
Uncertain tax positions (including accrued interest)	3	2
Amount payable related to income taxes	-	17
Investment tax credits	15	17
Other	60	59
Total other noncurrent liabilities and deferred credits	$2,306	$2,245

Supplemental Cash Flow Information

	Year Ended December 31,
	2015	2014	2013

Cash payments (receipts) related to:
Interest	$346	$356	$361
Capitalized interest	(5)	(5)	(10)
Interest (net of amounts capitalized)	$341	$351	$351
Income taxes:
Federal	$161	$293	$124
State	43	22	11
Total income taxes	$204	$315	$135
SARs exercise	$-	$-	$4
Noncash construction expenditures (a)	$56	$82	$84
_____________

(a)	Represents end-of-period accruals.

15.    CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
PARENT ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2015	2014	2013

Income tax expense	$(12)	$(11)	$(10)
Equity in earnings of subsidiary	346	360	345
Net Income	334	349	335
Other comprehensive income (net of tax benefit of $3, $12 and $3)	($5)	(47)	(11)
Comprehensive income	$329	$302	$324

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2015	2014	2013

Cash provided by operating activities	$321	$202	$214
Cash used in financing activities - distributions paid to parent	(322)	(202)	(213)
Net change in cash and cash equivalents	(1)	-	1
Cash and cash equivalents - beginning balance	1	1	-
Cash and cash equivalents - ending balance	$-	$1	$1

See Notes to Financial Statements.

CONDENSED BALANCE SHEETS
(millions of dollars)

	At December 31,	At December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$-	$1
Investments - noncurrent	6,201	6,274
Accumulated deferred income taxes	105	37
Total assets	$6,306	$6,312
LIABILITIES AND MEMBERSHIP INTERESTS
Income taxes payable to EFH Corp. - current	$3	$6
Other noncurrent liabilities and deferred credits	244	256
Total liabilities	247	262
Membership interests	6,059	6,050
Total liabilities and membership interests	$6,306	$6,312

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings (Parent Co.) and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying condensed balance sheets are presented at December 31, 2015 and 2014, and the accompanying condensed statements of income and cash flows are presented for the years ended December 31, 2015, 2014 and 2013. We are a Delaware limited liability company wholly-owned by EFIH, which is a wholly owned subsidiary of EFH Corp. As of December 31, 2015, we own approximately 80% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the US Securities and Exchange Commission. Because the condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 14. Our subsidiary has been accounted for under the equity method. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor’s distributions are limited by its required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2015, Oncor’s regulatory capitalization ratio was 59.8% debt and 40.2% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2015, $30 million was available for distribution to Oncor’s members under the capital structure restriction, of which approximately 80% relates to our ownership interest.

During 2015, 2014 and 2013, Oncor’s board of directors declared, and Oncor paid to us the following cash distributions:

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)
Distributions received subsequently paid to EFH Corp. as federal income taxes recognized as operating activities	$26	$24	$34
Distributions received subsequently paid to EFIH recognized as financing activities	322	202	213
Total distributions from Oncor	$348	$226	$247